GLG GLOBAL INVESTMENT MANAGEMENT	GLG PARTNERS, INC.
390 PARK AVENUE, 20TH FLOOR
NEW YORK, NEW YORK 10022
Telephone +1 (212) 224 7200
www.glgpartners.com
December 19, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GLG Partners, Inc. (the “Company”) Registration Statement on Form S-1 filed on December 6, 2007 Registration No. 333-147865
     Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of:
•	67,150,403 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company, of which (a) 45,650,400 shares are issuable upon the exercise of outstanding warrants originally issued in the Company’s initial public offering pursuant to a prospectus dated December 21, 2006 and (b) 21,500,003 shares are issuable upon the exercise of outstanding warrants issued in private placements to certain officers and directors of the Company and their respective their permitted transferees who may be deemed to be “affiliates”, as defined in Rule 405 of the Securities Act (the “Selling Stockholders”);

•	17,000,003 shares of Common Stock and 17,000,003 warrants underlying outstanding units and an additional 4,500,000 warrants, in each case issued in private placements to the Selling Stockholders; and

•	21,500,003 shares of Common Stock issued on exercise by selling stockholders of such privately placed warrants, so that the Registration Statement shall become effective at 2:00 p.m., New York Time, on December 20, 2007 or as soon thereafter as practicable.

     The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Company has not engaged any underwriter, dealer or agent in connection with the sale of any of the securities to which the Registration Statement relates. The Company also acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GLG PARTNERS, INC.
By:	/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

VIA EDGAR AND FACSIMILE

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